Exhibit 4.7

MEMORANDUM

TO:	Members of the Quanex Bank Group

FROM:	Bill Murdock

DATE:	April 7, 2004

RE:	Requested Extension to the Revolving Credit Maturity Date under the Quanex Corporation Revolving Agreement dated as of November 26, 2002 (as amended, the “Credit Agreement”)

Ladies and Gentlemen:

As you are all aware, the Company has exercised its right under and in accordance with Section 2.15 of the Credit Agreement to request that the Banks extend the Revolving Credit Maturity Date to February 28, 2007 (“Extension”).

As a condition to the requisite Banks’ consent to the Extension, the Company has agreed to pay to each Bank that consents to the Extension on or before April 9, 2004, a consent fee equal to seven and one half basis points on such Bank’s existing commitment.

Please confirm your consent to the Extension by signing the Consent in the space provided below and returning your signature, by fax, to me at 313-222-9434.  Comerica Bank, in its capacity as a Bank (and not as Agent) has approved the extension.

Should you have any questions, please contact me at 313-222-5594.

We and the Company thank you for your cooperation in connection with this request.

CONSENT

The undersigned Bank hereby confirms its consent to the extension of the Revolving Credit Maturity Date to February 28, 2007.

This Consent shall not be deemed to amend or alter in any respect the terms and conditions of the Credit Agreement, including without limitation all conditions and requirements for Advances) or any of the other Loan Documents, or to constitute a waiver or release by any of the Banks or the Agent or any right, remedy, Default or Event of Default under the Credit Agreement or any of the other Loan Documents, except to the extent specifically set forth in the Memorandum.

COMERICA BANK

By:
Its:
Date: April , 2004